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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

October 29, 2013

Re:	Qunar Cayman Islands Limited Registration Statement on Form F-1 Pre-effective Amendment No. 3 to Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom Mr. Robert Babula Mr. Andrew Mew Mr. Dietrich King Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing Pre-effective Amendment No. 4 to the Company’s Registration Statement on Form F-1 (“Amendment No. 4”) as well as the related exhibits to the Securities and Exchange Commission (the “Commission”). Amendment No. 4 has been marked to show changes made to Pre-effective Amendment No. 3 to the Registration Statement on Form F-1 filed with the Commission on October 18, 2013 (“Amendment No. 3”).

On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments contained in the Staff’s letter dated October 25, 2013 (the “October 25 Comment Letter”) by revising Amendment No. 3 to address the comments or providing supplemental information as requested to address the comments.

The Company respectfully advises the Staff that it has commenced its roadshow on October 21, 2013 and expects, subject to market conditions and the resolution of the Staff’s comments, the pricing to occur on October 31, 2013. The Company expects to file an acceleration request with the Commission on October 29, 2013 or as soon as possible thereafter to request that the Commission declares its registration effective on October 31, 2013. The Company would greatly appreciate the Staff working with the Company to achieve this timetable.

Securities and Exchange Commission	2	October 29, 2013

Set forth below are the Company’s responses to the comments contained in the October 25 Comment Letter. The Staff’s comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Pre-effective Amendment No. 3 to Registration Statement on Form F-1

Principal and Selling Shareholders, page 160

1.	Please provide information required by Item 4.a. of Form F-1 and Item 9.D.1. of Form 20 with respect to your selling shareholder.

In response to the Staff’s comment, the Company has provided the required information on page 161.

Expenses Relating to this Offering, page 203

2.	Please provide information required by Item 4.a. of Form F-1 and Item 9.F.2. of Form 20 with respect to your selling shareholder.

In response to the Staff’s comment, the Company has revised the disclosure on page 203.

The Company further respectfully submits that in the Amended and Restated Investors’ Rights Agreement dated July 20, 2011 (as amended on March 4, 2013), it has agreed to register ordinary shares held by, among other pre-IPO investors, the selling shareholder upon request and reimburse reasonable legal cost incurred by the selling shareholder in connection with the registration and the sale of ordinary shares. The SEC registration fee and FINRA fee disclosed on page 203 have included those relating to the registration and sales of Class B ordinary shares held by the selling shareholder, and the estimated miscellaneous fees disclosed by the Company have also included the estimated legal counsel fee to be incurred by the selling shareholder, which the Company understands will be minimal.

20. Events (unaudited) subsequent to the date of the report of the independent registered public accounting firm, page F-45

3.	We read your response to comment 6 in our letter dated October 11, 2013. Explain to us and disclose in further detail how you will fair value the services that Baidu will provide. Also, explain to us why the services are a more reliable measure of fair value than the warrants issued to Baidu. Further, explain to us and disclose what circumstances would cause the differences between the fair value of the services provided and the change in the warrant liability upon inception and in subsequent periods. In addition, explain to us why it is appropriate under GAAP to record a deemed dividend to Baidu in light of warrant liability classification. Typically, any mark to market change in the warrant liability would be recorded through earnings. A detailed example showing how compensation expense is calculated, how changes in the warrant liability and the contingent cash payment are calculated, and the recognition of the deemed dividend would facilitate our review. Please also provide the journal entries to be recorded upon inception and in subsequent periods in your response.

Securities and Exchange Commission	3	October 29, 2013

The Company respectfully advises the Staff that the fair value of the services to be provided by Baidu will be assessed based on two approaches. The market approach requires the Company to assess the amount that would have been incurred if the Company had operated as an unaffiliated entity. The key parameters under the market approach will include the traffic volume directed from the cooperation platform operated by Baidu as well as the volume-based rates Baidu charges for relevant online marketing services to independent third parties. As disclosed in Baidu’s latest annual report on Form 20-F filed on March 27, 2013, Baidu is the leading Chinese language internet search provider which provides an effective platform for businesses to reach potential customers. Baidu.com website was the largest website in China and the fifth largest website globally, as measured by average daily visitors and page views during the three-month period ended December 31, 2012. In 2012, Baidu had approximately 596,000 active online marketing customers.

The Company will also supplement its assessment of the fair value of services using the income approach. The income approach, using a discounted future cash flow method, calculates the present value of the Company’s future economic benefits with the cooperation platform operation and without the cooperation platform operation, respectively. The difference of these two present values is then used to measure the fair value of the cooperation platform services received by the Company. Hence, the Company believes that the fair value of the services is readily determinable.

The Company will review and update the above valuation approaches and the related key parameters at each reporting date based on the actual operation results of the cooperation platform and other changes of circumstances and factors impacting the valuation.

The Company further respectfully advises the Staff that differences between the fair value of the services to be provided under the market approach and the change in the warrant liability upon inception and in subsequent periods will mainly depend on the movement of the online marketing service fees charged by Baidu to independent third party customers, the actual change of the volume of traffic to be generated as well as the share price of the Company. With respect to the assessment using the income approach, differences between the fair value of the services to be provided and the change in the warrant liability will mainly depend on the actual traffic volume, the effectiveness of conversion from traffic to transaction, and revenue per transaction as well as the share price of the Company.

With respect to the accounting treatment of the Baidu Warrants, the Company has duly considered and followed the authoritative guidance in ASC 505-50, Equity- Equity-Based Payments and SAB Topic 14.A. However, ASC 505-50 discusses the accounting treatment assuming the contracting parties to be independent of each other and does not provide specific guidance when the transaction involves parties under common control. Specific guidance can be found in SAB Topic 1.B which provides that a registrant reflects all costs of doing business in its financial statements. As Baidu Inc. is the controlling shareholder of the Company, the arrangement in relation to the Cooperation Agreement may not be carried out on an arm’s-length basis and thus the consideration to be given by the Company to Baidu may not properly reflect all costs of doing business. Hence, after the Company has applied ASC 505-50 to the Cooperation Agreement, the Company is required to further consider the guidance under SAB Topic 1.B. Specifically, after remeasuring the warranty liability at fair value at each reporting date as required under ASC 505-50, it is necessary to measure the fair value of the services provided by Baidu and recognize the expense based on such fair value when services are provided to the Company. To the extent that the consideration given to Baidu exceeds the fair value of the services received by the Company, such consideration would not have been incurred had the arrangement been on an arms-length basis. The Company believes that such portion should not be reflected as the cost of doing business, but should be presented as deemed dividend. This measurement model of using the fair value of the services as the services are being provided is consistent with the requirements of ASC 505-50-30 and also best reflects the economic substance of the transaction had the services been provided by an independent third party.

Securities and Exchange Commission	4	October 29, 2013

In response to the Staff’s comments, the Company has prepared a detailed example as follows:

Assuming the Cooperation Agreement will be effective on January 1, 2014 and the Baidu Warrants will be granted on the same day, the fair value of the Baidu Warrants would be $240, $250, $260 and $270 on December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017, respectively. The fair value of the services provided by Baidu would be $80, $90 and $100 for each of three-year periods ending December 31, 2016, respectively. The estimated contingent cash consideration would be $10, 11 and 12 on December 31, 2014, 2015 and 2016, respectively and settled on January 1, 2017. The Baidu Warrants would be settled in ordinary shares on December 31, 2017.

During the year ending December 31, 2014, the traffic acquisition expense is measured based on the fair value of service, i.e. $80. The Baidu Warrants are recorded as a liability amounting to $80, i.e. fair value of Baidu Warrants of $240 * (1 year / service period of 3 years), and the estimated contingent cash consideration is recorded as a liability of $3, i.e., contingent consideration of $10 * (1 year / service period of 3 years). The accounting entries are as follows:

Dr. Traffic acquisition expense	$80
Dr. Additional paid-in capital	$3
Cr. Warrant liability	$80
Cr. Contingent liability	$3

During the year ending December 31, 2015, the traffic acquisition expense is measured based on the fair value of service, i.e. $90. The increase in warrant liability is $87, i.e. fair value of the Baidu Warrants of $250 * (2 years / service period of 3 years) less fair value of those of $80 recognized on December 31, 2014, and the estimated contingent cash consideration is $4, i.e., contingent consideration of $11 * (2 years / service period of 3 years) less accrual made of $3 on December 31, 2014. The accounting entries are as follows:

Dr. Traffic acquisition expense	$90
Dr. Additional paid-in capital	$1
Cr. Warrant liability	$87
Cr. Contingent liability	$4

Securities and Exchange Commission	5	October 29, 2013

During the year ending December 31, 2016, the traffic acquisition expense is measured based on the fair value of service, i.e. $100. The increase of warrant liability is $93, i.e. fair value of the Baidu Warrants of $260 ($260* (3 years / service period of 3 years)) less fair value of those of $167 recognized on December 31, 2015, and the estimated contingent cash consideration is $5, i.e., contingent consideration of $12 less accrual made of $7 on December 31, 2015. The accounting entries are as follows:

Dr. Shared-based compensation expenses	$100
Cr. Additional paid-in capital	$2
Cr. Warrant liability	$93
Cr. Contingent liability	$5

On December 31, 2016, the contingent cash consideration is $12 and settled on January 1, 2017, with journal entries as follows:

Dr. Contingent liability	$12
Cr. Cash	$12

Subsequent to December 31, 2016, the Baidu Warrants will no longer be subject to ASC 505 when the services are completed. They will then be subject to ASC 480, Distinguishing Liabilities from Equity. The Baidu Warrants will be measured subsequently at fair value with changes in fair value recognized in earnings under ASC 480-10-35-5 until the exercise date.

During the year ending December 31, 2017, the adjustment of the fair value of the warrant liability is $10, i.e. fair value of warrants of $270 less fair value of the Baidu Warrants of $260 recognized on December 31, 2016, with journal entries as follows:

Dr. Fair value change of warrant liability	$10	(included in earnings)
Cr. Warrant liability	$10

On December 31, 2017, the warrants are settled in shares with journal entries as follows:

Dr. Warrant liability	$270
Cr. Equity / additional paid-in capital	$270

In response to the Staff’s comments, the Company has revised page 94 to disclose the circumstances which would cause the differences between the fair value of the services provided and the change in the warrant liability upon inception and in subsequent periods.

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Securities and Exchange Commission	6	October 29, 2013

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming LLP at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Chenchao (CC) Zhuang, Chief Executive Officer Mr. Sam Hanhui Sun, Chief Financial Officer Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner Simpson Thacher & Bartlett LLP